FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-162195

NOT FOR PUBLICATION IN CANADA, AUSTRALIA AND JAPAN Release

Frankfurt am Main	12 September 2010
Deutsche Bank Approves Takeover Offer for Postbank
Intention to Increase Share Capital
Potential Revaluation of Postbank Investment
The Management Board and the Supervisory Board of Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) today resolved to submit a voluntary public takeover offer to the shareholders of Deutsche Postbank AG to acquire their no-par value registered shares. Deutsche Bank intends to offer Postbank’s shareholders a cash payment equal to the volume-weighted average share price of the Postbank share based on the quotations on the German stock exchanges for this share over the last three months. This price is expected to be in the range of EUR 24 to EUR 25 per share. The final minimum price will be set in approximately one week by Germany’s Federal Financial Supervisory Authority (BaFin). The takeover offer will be made in accordance with the terms specified in the offer document, which will be made available online at www.db.com. The exact period for the acceptance of the takeover offer will also be published in this document. Deutsche Bank currently holds 29.95 percent of the shares of Deutsche Postbank AG.
The Management Board and the Supervisory Board of Deutsche Bank AG also resolved to implement a capital increase from authorized capital against cash contributions. The gross proceeds from the issue are expected to be at least EUR 9.8 billion. The capital increase is primarily intended to cover capital consumption from the planned Postbank consolidation, but will also support the existing capital base to accommodate regulatory changes and business growth.
Josef Ackermann, Chairman of the Management Board and the Group Executive Committee of Deutsche Bank, said: “Through this capital increase, Deutsche Bank intends to secure the equity capital required for a planned consolidation of Postbank. As a result, we can expand our strong position in our home market, take a leading position in the European retail banking business and significantly enhance Deutsche Bank’s revenue mix. Furthermore, with this capital increase we are strengthening the bank’s equity capital in light of expected regulatory changes. The takeover offer to the shareholders of Postbank allows us to minimize the total costs of the acquisition.”

Issued by Investor Relations department of Deutsche Bank AG	Internet: http://www.deutsche-bank.com
Theodor-Heuss-Allee 70, 60486 Frankfurt am Main	http://www.deutsche-bank.com/ir
Phone +49 (0) 69 910 35395, Fax +49 (0) 69 910 38591	E-Mail: db.ir@db.com
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Capital increase with subscription rights with a volume of at least EUR 9.8 billion
Deutsche Bank expects to issue a total of 308.6 million new registered no par value shares (common shares) in public offerings in Germany and the United States using authorized capital. The share capital of Deutsche Bank AG will be increased by EUR 790.1 million, from EUR 1,589.4 million to EUR 2,379.5 million, corresponding to a volume of 49.7 per cent of the current share capital.
Deutsche Bank’s shareholders will be entitled to statutory subscription rights. If the available authorized capital is issued in full, shareholders will be able to purchase one new share for every two shares they own (2 : 1 subscription ratio) through so-called indirect subscription rights. In order to implement this subscription ratio, Deutsche Bank AG plans to reduce the number of shares that carry subscription rights. For this purpose the Bank intends to buy back up to 3.1 million shares in the market from September 13, 2010, through September 16, 2010. These purchases will be carried out on the basis of the authorization resolved upon by the Annual General Meeting of Deutsche Bank. The shares so repurchased will later be used for allocations under future share-based compensations plans to employees of Deutsche Bank or its subsidiaries. To achieve an even subscription ratio, the subscription rights for any fractional amounts resulting from the repurchase will be excluded.
The resolution on the implementation of the capital increase and the determination of additional terms, including the final volume and subscription ratio, is expected to be taken on September 20, 2010, by the Management Board with the consent of the Chairman’s Committee of the Supervisory Board.
The planned capital increase will be led by Deutsche Bank as global coordinator and bookrunner. A syndicate of banks comprised of UBS Investment Bank, Banco Santander, BofA Merrill Lynch, COMMERZBANK, HSBC Trinkaus, ING, Morgan Stanley and Société Générale Corporate & Investment Banking as joint bookrunners as well as additional syndicate members have agreed to a firm underwriting of the new shares at the preliminary subscription price of EUR 31.80 and under conditions customary in the market. This ensures gross proceeds from the issue of at least EUR 9.8 billion. The final subscription price will be determined and announced on September 20, 2010 and will depend on further market developments.
Subject to the approval by the Federal Financial Supervisory Authority (BaFin), a securities prospectus is expected to be published on September 21, 2010, and will subsequently be available from Deutsche Bank AG. The Bank intends to file a prospectus supplement relating to the subscription offer with the Securities and Exchange Commission (SEC) on this date as well. These will permit shareholders to exercise their subscription rights during the period from September 22 up to and including October 5, 2010. It is intended to provide for trading in the subscription rights on the German stock exchanges from September 22, 2010 through October 1, 2010, and the rights are expected to be admitted to trading on
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the New York Stock Exchange form September 22, 2010 through September 29, 2010. Delivery and settlement of the new shares subscribed within the framework of the subscription rights offering is expected to take place on October 6, 2010.
Revaluation of current Postbank investment expected
Based on the takeover offer, Deutsche Bank intends to fully consolidate the Postbank Group already in 2010 if the capital increase is successfully implemented. As a result of this intention, in accordance with the revisions of IFRS 3 (“Business Combinations”), in effect since January 1, 2010, the current investments in Postbank will need to be revalued. Accordingly, before the date of Postbank’s initial consolidation, Deutsche Bank must determine the value in use of its currently existing Postbank shareholding and mandatorily exchangeable bond on the basis of their expected disposal value and thus their current fair value. Deutsche Bank will therefore recognize a prospective charge of around EUR 2.4 billion in the third quarter of 2010 based on book values as of June 30, 2010 and an assumed fair value of the Postbank share at the date of initial consolidation in the range of EUR 24 to EUR 25 per share.
Forward-looking statements contain risks
This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.
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NOT FOR PUBLICATION IN CANADA, AUSTRALIA AND JAPAN
For readers in the European Economic Area
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. This document does not constitute a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated 4 November 2003 (the “Prospectus Directive”). The public offer in Germany will be made solely by means of, and on the basis of, a securities prospectus which is to be published following its approval by the Bundesanstalt für Finanzdienstleistungsaufsicht. Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which is expected to be published before the start of the subscription period for the subscription rights and will be available for download on the internet site of Deutsche Bank AG (www.db.com). Copies of the prospectus will also be readily available upon request and free of charge at Deutsche Bank AG, Große Gallusstraße 10-14, 60311 Frankfurt am Main Germany.
For readers in the United Kingdom
This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
For readers in the US
Deutsche Bank has filed a registration statement relating to this offering with the Securities and Exchange Commission. This registration statement is effective. You may get the registration statement and the prospectus supplement, once it has been filed, for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling Deutsche Bank at +49 69 910-00.
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